January 7, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re:	Eureka Financial Corp. Registration Statement on Form S-1 Request for Acceleration of Effectiveness File No. 333-169767

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Eureka Financial Corp. (the “Company”) hereby requests that said Registration Statement on Form S-1 be declared effective on January 11, 2011 or as soon thereafter as practicable.

Furthermore, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding this request, please telephone Scott A. Brown of Kilpatrick Townsend & Stockton LLP at 202.508.5817.

Very truly yours,

By:	/s/ Edward F. Seserko
Edward F. Seserko
President and Chief Executive Officer

cc: Jessica Livingston, Securities and Exchange Commission

January 7, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Eureka Financial Corp. Registration Statement on Form S-1 Request for Acceleration of Effectiveness File No. 333-169767

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Eureka Financial Corp. (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1 be declared effective on January 11, 2011 or as soon thereafter as practicable.

Very truly yours,

Sandler O’Neill & Partners, L.P.

By:	Sandler O'Neill & Partners, L.P. the sole general partner

/s/ Louis B. Paar
Name:	Louis B. Paar
Title:	Authorized Signatory